

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Jayme Mendal
Chief Executive Officer, President and Director
EverQuote, Inc.
141 Portland Street
Cambridge, MA 02139

>   **Re: EverQuote, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 24, 2024**
>   **File No. 001-38549**

Dear Jayme Mendal:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Disclosure Review Program